SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 8)


                          Farmer Brothers Co.
                           (Name of Issuer)

                      Common Stock, par value $1
                    (Title of Class of Securities)


                             307675108
                           (CUSIP Number)


                            David Winters
                    Franklin Mutual Advisers, LLC
                     51 John F. Kennedy Parkway
                    Short Hills, New Jersey 07078
                           973.912.2177

      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)



                           August 9, 2004
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Mutual Advisers, LLC

2.                                                   CHECK THE APPROPRIATE BOX
                                                     IF A MEMBER OF A GROUP (a)[
                                                     ] (b)[X]

3.                                                   SEC USE ONLY

4.                                                   SOURCE OF FUNDS

    See Item 3

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

    2,026,104 (See Item 5)

8. SHARED VOTING POWER

        0

9. SOLE DISPOSITIVE POWER

    2,026,104 (See Item 5)

10. SHARED DISPOSITIVE POWER

        0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,026,104 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    12.6% (See Item 5)

14. TYPE OF REPORTING PERSON

IA



This Amendment No. 8 (this "Amendment") amends and supplements the Schedule 13D filed on November 21, 2000, as previously amended (the "schedule 13D") by the Reporting Persons with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Farmer Brothers Co., a California corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

The securities reported herein were acquired with funds of approximately $30.4 million (including brokerage commissions). All such funds were provided from investment capital of FMA's respective advisory clients.

Item 5.  Interest in Securities of the Issuer.

(a), (b) One or more of FMA's advisory clients is the owner of 2,026,104 shares of Common Stock. Investment advisory contracts with FMA's advisory clients grant to FMA sole voting and investment discretion over the securities owned by its advisory clients. Therefore, FMA may be deemed to be, for purposes of Regulation 13D-G under the Act, the beneficial owner of 2,026,104 shares, representing approximately 12.6% of the outstanding shares of Common Stock.

FMA is an indirect wholly owned subsidiary of Franklin Resources, Inc. ("FRI"). Beneficial ownership by investment advisory subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by FMA are exercised independently from FRI, and from all other investment advisor subsidiaries of FRI (FRI, its affiliates and investment advisor subsidiaries other than FMA are collectively referred to herein as "FRI affiliates"). Furthermore, FMA and FRI internal policies and procedures establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective advisory clients. Consequently, FMA and the FRI affiliates are each reporting the securities over which they hold investment and voting power separately from each other.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. However, FMA exercises voting and investment powers on behalf of its advisory clients independently of FRI, the Principal Shareholders, and their respective affiliates. Consequently, beneficial ownership of the securities being reported by FMA is not attributed to FRI, the Principal Shareholders, and their respective affiliates other than FMA. FMA disclaims any economic interest or beneficial ownership in any of the securities covered by this statement.

Furthermore, FRI, the Principal Shareholders, and their respective affiliates including FMA, are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.

(c) Exhibit B sets forth all transactions in the shares of the Common Stock within the past sixty days.

Item 7. Materials to be filed as Exhibits

Exhibit B       Summary of Transactions Within the Last Sixty Days






After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


August 9, 2004


Franklin Mutual Advisers, LLC




/s/ Bradley D. Takahashi
BRADLEY D. TAKAHASHI
Vice President


Exhibit B


Summary of Transactions Within the Last Sixty Days

Date        Buy/Sell   No. of Shares     Price

6/1/04  B               2,500                   28.8900
6/2/04  B                 500                   29.0500
6/3/04  B               3,100                   30.0115
6/4/04  B               2,700                   29.0253
6/7/04  B                 800                   28.7946
6/8/04  B               3,800                   28.8819
6/22/04 B               2,000                   25.9487
6/24/04 B               3,123                   25.9637
6/25/04 B               5,000                   26.3143
6/28/04 B               3,117                   26.3933
6/29/04 B               1,400                   26.4400
6/30/04 B               8,543                   27.0197
7/1/04  B               10,000          27.0198
7/6/04  B               4,200                   26.4285
7/7/04  B               15,000          26.1646
7/8/04  B               8,000                   26.1122
7/9/04  B               10,000          26.0637
7/12/04 B               5,000                   26.1713
7/13/04 B               10,000          26.0767
7/16/04 B               10,000          26.0656
7/20/04 B               10,000          26.0477
7/21/04 B               6,882                   26.0184
7/22/04 B               4,106                   25.6628
7/26/04 B               5,000                   25.5971
7/27/04 B               5,000                   26.0198
7/28/04 B               2,500                   25.7682
7/30/04 B               2,500                   26.0170
7/30/04 B               5,000                   26.0859
8/02/04 B                 800                   25.9882
8/03/04 B               3,300                   26.0200
8/04/04 B               2,200                   25.9976
8/05/04 B               4,600                   25.5849

CUSIP 307675108 13D     Page 1 of 7


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